MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

February 21, 2017

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on February 13, 2017, regarding the Trust's post-effective amendment no. 274, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 275, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Edgewood Growth Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please provide the Service Shares Fee Table that will be included in the prospectus.

     RESPONSE. The following Service Shares Fee Table will be included in the prospectus:



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Trace Rakestraw, Esq.
February 21, 2017
Page 2


ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

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                                                                  SERVICE SHARES
--------------------------------------------------------------------------------
Management Fees                                                           1.00%
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Other Expenses                                                            0.33%
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       Shareholder Servicing Fees                            0.25%
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       Other Operating Expenses                              0.08%
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Total Annual Fund Operating Expenses                                      1.33%
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Less Fee Waivers and/or Expense Reimbursements(1)                        (0.08)%
--------------------------------------------------------------------------------
Total Annual Fund Operating Expenses After Fee                            1.25%
Waivers and/or Expense Reimbursements
--------------------------------------------------------------------------------

(1) Edgewood Management LLC (the "Adviser") has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, Shareholder Servicing Fees, acquired fund fees and expenses and non-routine expenses (collectively, "excluded expenses")) from exceeding 1.00% of the average daily net assets of the Fund's Service Shares until February 28, 2018 (the "contractual expense limit"). In addition, if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recover all or a portion of its prior fee waivers or expense reimbursements made during the preceding three year period during which this agreement (or any prior agreement) was in place. This agreement may be terminated by the Board of Trustees (the "Board") of The Advisors' Inner Circle Fund (the "Trust") or by the Adviser, upon ninety (90) days' prior written notice, effective as of the close of business on February 28, 2018, provided that, in the case of termination by the Adviser, such action shall be authorized by resolution of a majority of the Trustees who are not interested persons of the Trust or by a vote of a majority of the outstanding voting securities of the Trust.

2. COMMENT. Please confirm supplementally that Shareholder Servicing Fees are not distribution or other expenses expected to be incurred by the Service Shares under a plan adopted pursuant to Rule 12b-1 of the 1940 Act.

     RESPONSE. The Trust confirms that Shareholder Servicing Fees are not distribution or other expenses expected to be incurred by the Service Shares under a plan adopted pursuant to Rule 12b-1 of the 1940 Act.

3. COMMENT. Please confirm supplementally that Service Shares are not intended to be "Clean Shares," as described in Capital Group, SEC No-Action Letter (January 11, 2017).

     RESPONSE. The Trust confirms that Service Shares are not intended to be "Clean Shares."

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Trace Rakestraw, Esq.
February 21, 2017
Page 3

4. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

5. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

6. COMMENT. In each "Principal Investment Strategies" section, please replace "industry sectors" with "sectors."

     RESPONSE. The requested change has been made.

7. COMMENT. Please clarify how investments in foreign companies are part of the Fund's principal investment strategies.

     RESPONSE. The "Principal Investment Strategies" sections have been revised to clarify that the ADRs in which the Fund may invest are certificates typically issued by a bank or trust company that represent ownership interests in securities of non-U.S. companies.

8. COMMENT. Please consider adding "investment style risk" as a principal risk of investing in the Fund.

     RESPONSE. The requested change has been made.

9. COMMENT. Please consider limiting the disclosure regarding the Fund's portfolio managers to the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio.

     RESPONSE. The Trust respectfully declines to make the requested change because a team of investment professionals makes all of the Fund's investment decisions. No one specific member (or any particular group of members) of the portfolio management team is primarily responsible for the Fund's portfolio, nor are there five portfolio managers on the team with the most significant responsibility for the day-to-day management of the Fund's portfolio.

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Trace Rakestraw, Esq.
February 21, 2017
Page 4

10. COMMENT. Please include a discussion of each of the principal risks disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. The requested changes have been made.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin